                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2007
                    ----------------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                      3 Nahal Snir St., Yavne, Israel 81224
                    (Address of principal executive offices)
                    ----------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. ("Registrant") on May 29, 2007.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the
Registrant.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                G. WILLI-FOOD INTERNATIONAL LTD.

Dated:  May 29, 2007
                                                By: /s/ Joseph Williger
                                                -----------------------
                                                Joseph Williger
                                                Chief Executive Officer
News

                                                           FOR IMMEDIATE RELEASE

             G. WILLI-FOOD REPORTS RECORD QUARTERLY REVENUES, GROSS
               PROFIT AND OPERATING PROFIT FOR FIRST QUARTER 2007

FIRST QUARTER 2007 FINANCIAL HIGHLIGHTS

     o    31.0% increase in sales over first quarter 2006

     o    44.2% increase in gross profit over first quarter 2006

     o    127.5% increase in operating income over first quarter 2006, including
          NIS 1.9 million (US$0.5 million) general and administrative expense in first quarter 2006 related to one-time unrealized capital gain

YAVNE, ISRAEL - MAY 29, 2007 - G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ: WILC)
(the "COMPANY" or "WILLI-FOOD"), one of Israel's largest food importers and a single-source supplier of one of the world's most extensive range of quality kosher food products, today announced its unaudited financial results for the first quarter ended March 31, 2007.

First quarter 2007 results include consolidated results of Laish Israeli, a U.S.
importer and distributor of kosher food products acquired by the Company and the
Company's global kosher trade and export joint venture with the Baron family.

Revenues for the first quarter of 2007 increased 31.0% to NIS 71.4 million
(US$17.2 million) compared to revenues of NIS 54.5 million (US$13.1 million) in the first quarter of 2006. This increase was driven by the consolidation of
Laish Israeli and the joint venture with the Baron Family, as well as by a strong overall Passover holiday season.

Gross profit for the first quarter of 2007 increased by 44.2% to NIS 20.8 million (US$5.0 million) compared to gross profit of NIS 14.4 million (US$3.5 million) in the first quarter of 2006. First quarter gross margins improved to
29.1% compared to gross margins of 26.4% for the same period in 2006. The continued devaluation of the US dollar compared to the new Israeli shekel had a significant positive impact on gross profit for the period. Increased sales of higher margin non-preserved products such as dairy, also contributed to this increase.

Mr. Zwi Williger, President and COO of Willi-Food commented, "The first quarter of 2007 was a period of significant progress and expansion for Willi-Food. We delivered the highest quarterly revenues, gross profit and operating profit in the Company's history. We increased sales among both new and existing customers in Israel with our innovative products, and enhanced global penetration with our newly integrated international activities."

During the quarter, the Company announced an agreement with Arla Foods, Inc. to import kosher Lurpak butter and Brie and Camembert cheeses into the U.S. for distribution by the Company's subsidiary Gold Frost. Shipments of these products to the U.S. may commence once Gold Frost has produced new product labeling in compliance with USDA regulations.

Willi-Food's operating income for the first quarter of 2007 increased by 127.5%
to NIS 10.1 million (US$2.4 million) from NIS 4.4 million (US$1.1 million)
reported in the comparable quarter of last year. 2006 first quarter operating income includes the effect of a NIS 1.9 million (US$0.5 million) one-time general and administrative expense due to a management bonus attributed to an unrealized capital gain resulting from the commencement of the trading of shares of the Company's majority-owned subsidiary, Gold Frost Ltd., on London's AIM market on March 9, 2006. Excluding this effect, the Company's operating income for the first quarter of 2007 increased by 59.0% compared to the same quarter last year. First quarter selling expenses as a percentage of revenues decreased slightly compared to the prior year's period, reflecting sales synergies from the newly integrated businesses.

In March, Willi-Food announced the completion of a new state of the art logistics center situated in Yavne. Storage and distribution operations are being transitioned to the new facility, and the Company expects to realize future cost savings from consolidation of warehouse operations and implementation of new inventory management systems.

The Company's first quarter 2007 net income was NIS 6.5 million (US$1.6 million), or NIS 0.63 (US$0.15) per share compared to a net income of NIS 22.7 million (US$5.5 million), or NIS 2.63 (US$0.63) per share, recorded in the first quarter of 2006. Net income for first quarter of 2006 includes a one-time unrealized capital gain due to the public listing of the shares of Gold Frost,
Ltd. Excluding the effect of the unrealized capital gain, the Company's net income for the first quarter of 2007 increased by 32.9% compared to same quarter last year.

The Company's Gold Frost subsidiary reported a 38% increase in first quarter
2007 revenues to $3.8 million from $2.7 million in the first quarter of 2006.
The subsidiary's gross profit for the quarter increased 36% to $1.9 million, compared to $1.4 million in last year's quarter. First quarter operating income for Gold Frost increased 35% to $1.2 million from $0.9 million in first quarter
2006. Gold Frost's income before taxes increased 35% to $1.4 million, compared to $1.0 million for the prior year's period. First quarter net income for Gold
Frost increased 34% to $1.0 million from $0.7 million in first quarter 2006.

Willi-Food ended the quarter with $17.6 million in cash and securities and approximately $1.5 million in short-term debt.

"2007 is off to a strong start as we lay the foundation for the future," noted
Mr. Williger. "We are focused on driving long-term, profitable growth by capitalizing on our expertise in product innovation and expanding distribution channels both domestically and internationally. Strategic assets such as Laish and the Baron joint venture will be a critical part of our execution, and we are working to maximize the potential of these platforms. Included in these efforts are some changes to the product mix and distribution model at Laish to support higher margins in this business going forward and increased awareness of the
Willi-Food brand in the U.S. Implementation of these strategic initiatives may result in a near-term reduction in revenues at Laish; however we believe the ultimate rewards of this strategy will be worthwhile.

"Given our strong organic growth, intended modifications to the Laish business and initial contributions from the Baron joint venture, we are estimating 2007 revenue growth in the range of 40-50% over the US$45.3 million in reported revenues for 2006. This guidance excludes any potential dairy imports in the
U.S. market during this timeframe, since Gold Frost has to complete USDA compliant labeling."

The Company will host a conference call to discuss results today, at 10:00 AM
EDT. Interested parties may participate in the conference call by dialing (800)
374-2501 (US), or (706) 634-2468 (International) and giving conference ID#
9139763 5-10 minutes prior to the start of the call. A replay of the conference call will be available from 1:00 PM EDT on May 29 through 12:00 AM EDT on June
6, by dialing (800) 642-1687 (US), or (706) 645-9291 (International), and
entering conference ID# 9139763. A live and archived webcast of the conference call will be available on the Willi-Food website at http://www.willi-food.co.il.

ABOUT G. WILLI-FOOD INTERNATIONAL, LTD.

G. Willi-Food International Ltd. is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality kosher food products. It currently imports, markets and distributes more than
400 food products manufactured by some 100 top-tier suppliers throughout the world to more than 1,000 customers. The Company excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.
For more information, please visit the Company's website at
www.willi-food.co.il.

EXCEPT FOR HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS SET FORTH IN
THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS THAT ARE DEPENDENT ON CERTAIN
RISKS AND UNCERTAINTIES, INCLUDING SUCH FACTORS, AMONG OTHERS, AS MARKET
ACCEPTANCE, MARKET DEMAND, PRICING, COMPETITION, CHANGING ECONOMIC CONDITIONS
AND OTHER RISK FACTORS DETAILED IN THE COMPANY'S SEC FILINGS.

Financial reporting from recent acquisitions and joint ventures are consolidated into Willi-Food's financial results and will not be itemized.

NOTE A: CONVENIENCE TRANSLATION TO DOLLARS

The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on March 31, 2007: U.S. $1.00 equals NIS
4.155. The translation was made solely for the convenience of the reader.

CONTACT:
G. Willi Food International Ltd.
Chen Shlein, CFO
(+972) 8-932-1000
chen@willi-food.co.il

IR CONTACT:
The Global Consulting Group
Christopher Chu
(646) 284-9426
cchu@hfgcg.com
News

                        G. WILLI-FOOD INTERNATIONAL LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                                      MARCH 31,     DECEMBER 31,     MARCH 31,      DECEMBER 31,
                                                      --------        --------       --------        --------
                                                      2 0 0 7         2 0 0 6        2 0 0 7         2 0 0 6
                                                      --------        --------       --------        --------
                                                                 NIS                      US DOLLARS (*)
                                                      ------------------------       ------------------------
                                                                          (IN THOUSANDS)
                                                      -------------------------------------------------------

      ASSETS

CURRENT ASSETS

   Cash and cash equivalents                            57,261          91,398         13,781          21,997
   Marketable securities                                15,924          13,945          3,832           3,356
   Trade receivables                                    72,166          48,163         17,368          11,592
   Other receivables and prepaid expenses                7,199           4,499          1,732           1,083
   Inventories                                          39,635          19,101          9,539           4,597
                                                      --------        --------       --------        --------
      TOTAL CURRENT ASSETS                             192,185         177,106         46,252          42,625
                                                      --------        --------       --------        --------

FIXED ASSETS

Cost                                                    51,791          49,213         12,465          11,844
Less: accumulated depreciation and amortization          6,723           6,442          1,618           1,550
                                                      --------        --------       --------        --------

                                                        45,068          42,771         10,847          10,294
                                                      --------        --------       --------        --------
            OTHER ASSETS, NET                            4,174              94          1,005              22
                                                      ========        ========       ========        ========
                                                       241,427         219,971         58,104          52,941
                                                      ========        ========       ========        ========

      LIABILITIES AND SHAREHOLDERS'
         EQUITY
CURRENT LIABILITIES
   Short-term loan                                       6,233               -          1,500               -
      Trade payables                                    30,456          20,137          7,330           4,846
      Related parties                                    2,820           5,677            679           1,366
      Other payables and accrued expenses                6,965           6,969          1,676           1,677
                                                      --------        --------       --------        --------
      TOTAL CURRENT LIABILITIES                         46,474          32,783         11,185           7,889
                                                      --------        --------       --------        --------

            LONG TERM LIABILITIES
      Long term payable                                    416               -            100               -
      Accrued severance pay                                378             347             91              84
                                                      --------        --------       --------        --------
      TOTAL LONG TERM LIABILITIES                          794             347            191              84
                                                      --------        --------       --------        --------

WARRANTS TO ISSUE SHARES OF SUBSIDIARY                       -             348              -              84
                                                      --------        --------       --------        --------

MINORITY INTEREST                                       16,055          14,754          3,864           3,551
                                                      --------        --------       --------        --------

SHAREHOLDERS' EQUITY
      Ordinary shares NIS 0.10 par value
         (authorized - 50,000,000 shares,
         issued and outstanding
         - 10,267,893 shares                             1,113           1,113            268             268
      Additional paid-in capital                        61,350          61,350         14,765          14,765
      Foreign currency translation reserve                (148)              -            (36)              -
      Retained earnings                                115,789         109,276         27,867          26,300
                                                      --------        --------       --------        --------
                                                       178,104         171,739         42,864          41,333
                                                      ========        ========       ========        ========
                                                       241,427         219,971         58,104          52,941
                                                      ========        ========       ========        ========

     (*) Convenience translation into U.S. dollars

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                         THREE MONTHS ENDED               THREE MONTHS ENDED
                                              MARCH 31                         MARCH 31
                                    ---------------------------       ---------------------------
                                     2 0 0 7          2 0 0 6          2 0 0 7          2 0 0 6
                                    ----------       ----------       ----------       ----------
                                               NIS                           US DOLLARS (*)
                                    ---------------------------       ---------------------------
                                            (IN THOUSANDS, EXCEPT PER SHARE AND SHARE DATA)
                                    -------------------------------------------------------------

  Sales                                 71,445           54,545           17,195           13,128

  Cost of sales                         50,654           40,127           12,191            9,657
                                    ----------       ----------       ----------       ----------

     GROSS PROFIT                       20,791           14,418            5,004            3,471
                                    ----------       ----------       ----------       ----------

  Selling expenses                       6,615            5,155            1,592            1,241

  General and administrative
     expenses                            4,077            4,824              981            1,161
                                    ----------       ----------       ----------       ----------

     Total operating expenses           10,692            9,979            2,573            2,402
                                    ----------       ----------       ----------       ----------

     OPERATING INCOME                   10,099            4,439            2,431            1,069

  Financial income, net                    876              613              210              147
                                    ----------       ----------       ----------       ----------

Income before other income              10,975            5,052            2,641            1,216

Other income                                 -           19,113                -            4,600
                                    ----------       ----------       ----------       ----------

  Income before taxes
     on income                          10,975           24,165            2,641            5,816

  Taxes on income                        3,157            1,469              760              354
                                    ----------       ----------       ----------       ----------

  Income after taxes
     on income                           7,818           22,696            1,881            5,462

  Minority interest                      1,305                -              314                -
                                    ----------       ----------       ----------       ----------

     NET INCOME                          6,513           22,696            1,567            5,462
                                    ==========       ==========       ==========       ==========

Earnings per share data:

Earnings per share:

   Basic                                  0.63             2.63             0.15             0.63
                                    ==========       ==========       ==========       ==========

   Diluted                                0.63             2.60             0.15             0.63
                                    ==========       ==========       ==========       ==========

Shares used in computing
   basic and diluted earnings
   per ordinary share:              10,267,893        8,615,000       10,267,893        8,615,000
                                    ==========       ==========       ==========       ==========

     (*) Convenience translation into U.S. dollars